Mail Stop 4561
Via Fax (760) 804-8845

September 10, 2009

Mark L. Baum
Interim President and Chief Executive Officer
CoConnect, Inc.
2038 Corte Del Nogal, Suite 110
Carlsbad, California 92011

Re: **CoConnect, Inc.**
        Form 8-K filed July 28, 2009
        File No. 000-26533

Dear Mr. Baum:

        We have completed our review of Item 4.01 of your Form 8-K noted above and
do not, at this time, have any further comments.

                                        Sincerely,

                                        Melissa Feider
                                        Staff Accountant